# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 08/24/2026
Filed by CIK 0002150447
Persons authorized to receive notices and communications: Lawrence Xia, Suite 2301-04, CITIC Tower,, 1 Tim Mei Avenue, Central, Hong Kong (K3), 0000, 852 9736 7520

## Reporting persons
- PJ Millennium Limited Partnership (CIK 0002150447): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 195,127,260; sole dispositive power 0; shared dispositive power 195,127,260; aggregate amount beneficially owned 195,127,260 (11.4% of the class)
  Comment: (1) Representing 195,127,260 Class A Ordinary Shares Class A Ordinary Shares of VNET Group, Inc. (the "Issuer"), par value US$0.00001 per share ("Class A Ordinary Shares"), held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, which may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A
  Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii)
  Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000
  Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary
  Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- PJ Millennium I Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 97,563,630; shared voting power 0; sole dispositive power 97,563,630; shared dispositive power 0; aggregate amount beneficially owned 97,563,630 (5.7% of the class)
  Comment: (1) Representing 97,563,630 Class A Ordinary Shares held by PJ Millennium I Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A
  Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii)
  Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share ("Class B Ordinary Shares"), issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value
  US$0.00001 per share ("Class C Ordinary Shares"), issued and outstanding, and
  (d) no Class D Ordinary Shares, par value US$0.00001 per share ("Class D
  Ordinary Shares" and together with Class A Ordinary Shares, Class B Ordinary
  Shares, Class C Ordinary Shares, "Ordinary Shares"), issued and outstanding.
  Each Class B Ordinary Share or Class C Ordinary Share is convertible into one
  Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- PJ Millennium II Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 97,563,630; shared voting power 0; sole dispositive power 97,563,630; shared dispositive power 0; aggregate amount beneficially owned 97,563,630 (5.7% of the class)
  Comment: (1) Representing 97,563,630 Class A Ordinary Shares held by PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A
  Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii)
  Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000
  Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary
  Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- Lochpine BG I GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 195,127,260; sole dispositive power 0; shared dispositive power 195,127,260; aggregate amount beneficially owned 195,127,260 (11.4% of the class)
  Comment: (1) Representing 195,127,260 Class A Ordinary Shares held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, the general partner of which is Lochpine BG I GP Limited. Lochpine BG I GP Limited may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
- Lochpine Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 195,127,260; sole dispositive power 0; shared dispositive power 195,127,260; aggregate amount beneficially owned 195,127,260 (11.4% of the class)
  Comment: (1) Representing 195,127,260 Class A Ordinary Shares held in the aggregate by PJ Millennium I Limited and PJ Millennium II Limited. Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, the general partner of which is Lochpine BG I GP Limited. Lochpine BG I GP Limited is a wholly owned subsidiary of Lochpine Capital Limited, which may be deemed to beneficially own the shares held by PJ Millennium I Limited and PJ Millennium II Limited.
  
  (2) Calculation based on 1,708,970,760 Ordinary Shares issued and outstanding as of June 30, 2026 as a single class, comprising (a) 1,678,189,037 Class A Ordinary Shares issued and outstanding, excluding (i) treasury shares and (ii) Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, (c) 60,000 Class C Ordinary Shares of the Issuer, par value US$0.00001 per share, issued and outstanding, and (d) no Class D Ordinary Shares, par value US$0.00001 per share, issued and outstanding. Each Class B Ordinary Share or Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang Dist, Beijing, China (F4), 100016
Comment: The Issuer's ADSs, each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol "VNET."

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is being filed jointly by PJ Millennium I Limited, PJ Millennium II Limited, PJ Millennium Limited Partnership, Lochpine BG I GP Limited and Lochpine Capital Limited (each, a "Reporting Person," and collectively, the "Reporting Persons").

Each of PJ Millennium I Limited and PJ Millennium II Limited is a wholly owned subsidiary of PJ Millennium Limited Partnership, the general partner of which is Lochpine BG I GP Limited. Lochpine BG I GP Limited is a wholly owned subsidiary of Lochpine Capital Limited. Lochpine Capital Limited is held 45% by CATL Investment Limited (a wholly-owned BVI subsidiary of Contemporary Amperex Technology (Hong Kong) Limited (''CATL HK'')), 35% by Wisteria Green Investment Limited (a BVI company wholly owned by Mr. Wang Hongbo), and 20% by Ymir Green Investment Limited (a BVI company wholly owned by Mr. Yee Chun Keung). CATL HK is a wholly-owned subsidiary of Contemporary Amperex Technology Co., Limited (stock codes: 300750.SZ and 03750.HK).
Residence or business address:
The principal business address of each of PJ Millennium I Limited and PJ Millennium II Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Each of PJ Millennium I Limited and PJ Millennium II Limited is a business company organized under the laws of the British Virgin Islands.

The principal business address of PJ Millennium Limited Partnership is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

PJ Millennium Limited Partnership is a limited partnership organized under the laws of the British Virgin Islands.

The principal business address of Lochpine BG I GP Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Lochpine BG I GP Limited is a company organized under the laws of the British Virgin Islands.

The principal business address of Lochpine Capital Limited is Intershore Chambers, Road Town, Tortola, British Virgin Islands. Lochpine Capital Limited is a company organized under the laws of the British Virgin Islands.

The name, business address, present principal occupation and citizenship of each director and executive officer (or person performing similar functions) of the Reporting Persons is set forth in Schedule A hereto, which is incorporated herein by reference.
Present principal occupation or employment:
The principal business of each of PJ Millennium I Limited and PJ Millennium II Limited is holding, investing in and disposing of securities and other investments.

The principal business of PJ Millennium Limited Partnership is investment activities.

The principal business of Lochpine BG I GP Limited is acting as the general partner of PJ Millennium Limited Partnership.

The principal business of Lochpine Capital Limited is acting as the parent company of entities engaging in investment management and related investment activities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Items 2(a) - (b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference in its entirety in this Item 3.

On May 13, 2026, Success Flow International Investment Limited ("Seller A") and Choice Faith Group Holdings Limited ("Seller B" and, together with Seller A, the "Sellers") entered into a Share Purchase Agreement (the "Share Purchase Agreement") with PJ Millennium I Limited ("Purchaser A") and PJ Millennium II Limited ("Purchaser B" and, together with Purchaser A, the "Purchasers"), pursuant to which the Sellers agreed to sell, and the Purchasers agreed to acquire, an aggregate of 650,424,192 Class A Ordinary Shares (the "Sale Shares") at an aggregate consideration of US$942,182,804, or US$1.4486 per Class A Ordinary Share, subject to the terms and conditions of the Share Purchase Agreement.

Of the Sale Shares, 455,296,932 Class A Ordinary Shares are held by Seller A (the "Seller A Shares") and 195,127,260 Class A Ordinary Shares are held by Seller B (the "Seller B Shares"). The Share Purchase Agreement permits the Purchasers, by delivery of a written request notice and subject to the terms and conditions thereof, to require a separate early closing with respect to all of the Seller B Shares.

On August 10, 2026, the Purchasers delivered such request notice to the Sellers. On August 24, 2026, the sale and purchase of all of the Seller B Shares was consummated (the "Seller B Shares Closing"), pursuant to which Seller B sold, and Purchaser A and Purchaser B each acquired, 97,563,630 Class A Ordinary Shares. The aggregate consideration allocated to the Seller B Shares Closing under the Share Purchase Agreement was US$282,654,841. Pursuant to the Share Purchase Agreement, US$84,796,452 of the deposit previously paid by the Purchasers was treated as part of the consideration payable at the Seller B Shares Closing, and the balance of US$197,858,389 was payable to Seller B at the Seller B Shares Closing.

Following the Seller B Shares Closing, the Seller A Shares remain subject to purchase by the Purchasers under the Share Purchase Agreement, with 227,648,466 Seller A Shares to be acquired by each Purchaser at the subsequent closing, subject to the terms and conditions thereof.

The funds used by each Purchaser to acquire the Seller B Shares were provided by PJ Millennium Limited Partnership primarily through capital contributions by its limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 2, 3, 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired the Class A Ordinary Shares reported herein for investment purposes and in connection with the transactions contemplated by the Share Purchase Agreement and the other transaction documents.
Following the Seller B Shares Closing, the sale and purchase of the remaining 455,296,932 Seller A Shares remains subject to the terms and conditions of the Share Purchase Agreement. Upon consummation of the Seller A Closing, Purchaser A and Purchaser B will each acquire 227,648,466 Seller A Shares.

In connection with the transactions contemplated by the Share Purchase Agreement, the Purchasers entered into an investor rights agreement (the "Investor Rights Agreement"), a voting and consortium agreement (the "Voting and Consortium Agreement") and a deed (the "Deed"), each as described in Item 6 of this statement. Among other things, subject to the terms, conditions and applicable effectiveness provisions thereof, such agreements provide for certain registration, information, pre-emptive, participation and governance rights in favor of the Purchasers, including the right to appoint one director to the board of directors of the Issuer and certain consent rights with respect to specified matters, as well as certain voting arrangements and transfer-related rights and restrictions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and board of directors, market conditions and other investment considerations, the Reporting Persons may from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, subject to applicable law and the Transaction Documents. Such actions may include discussions with the Issuer or other shareholders, exercising rights under the Transaction Documents, acquiring additional securities of the Issuer, disposing of some or all of the securities beneficially owned by them, entering into financing or other arrangements involving securities of the Issuer, or otherwise changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement and the Transaction Documents, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, subject to any applicable limitations imposed by applicable law or the Transaction Documents.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover pages of this statement are incorporated herein by reference in their entirety in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to Items 2, 3, 4 and 6, and rows (7) through (13) of the cover pages of this statement are incorporated herein by reference in their entirety in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this statement, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference in its entirety in this Item 6.

Share Purchase Agreement. On May 13, 2026, the Sellers and the Purchasers entered into the Share Purchase Agreement. The Share Purchase Agreement provides for the purchase by the Purchasers of an aggregate of 650,424,192 Class A Ordinary Shares at US$1.4486 per share. It also provides for a separate closing of all Seller B Shares upon the Purchasers' request, subject to the conditions set forth therein. The Seller B Shares Closing occurred on August 24, 2026. The remaining Class A Ordinary Shares to be purchased from Seller A remain subject to the terms and conditions of the Share Purchase Agreement.

Deed. On May 13, 2026, the Issuer and the Purchasers entered into the Deed, pursuant to which the Issuer made certain representations and warranties and agreed to specified covenants in connection with the transactions contemplated by the Share Purchase Agreement.

Investor Rights Agreement. On May 13, 2026, the Issuer and the Purchasers entered into the Investor Rights Agreement. The Investor Rights Agreement provides the Purchasers, subject to its terms and applicable thresholds, with demand, piggyback and shelf registration rights; information rights; pre-emptive rights; participation rights; and certain governance rights, including the right to appoint the Investor Director and specified consent rights with respect to certain reserved matters. The Investor Rights Agreement also contains restrictions on transfers of certain shares, including restrictions on transfers to specified competitors and other customary provisions.

Voting and Consortium Agreement. On May 13, 2026, the Purchasers entered into the Voting and Consortium Agreement with Mr. Sheng Chen and the other founder parties named therein. The Voting and Consortium Agreement provides that, during the voting term following the effectiveness of the relevant provisions, each Purchaser will vote certain shares in accordance with written voting instructions provided by the founder parties, subject to specified exceptions and reserved investor matters. The Voting and Consortium Agreement further contains, among other things, transfer-related rights and restrictions, a right of first refusal in favor of the founder parties with respect to certain proposed sales, arrangements relating to bona fide financings, founder undertakings and provisions relating to possible subscriptions by the founder parties or their designees for limited partnership interests in the Parent Fund.

Joint Filing Agreement. The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act, which is filed as Exhibit 99.5 hereto.

The foregoing descriptions of the Share Purchase Agreement, Deed, Investor Rights Agreement and Voting and Consortium Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Share Purchase Agreement, dated May 13, 2026, by and among others, Success Flow International Investment Limited, Choice Faith Group Holdings Limited, PJ Millennium I Limited, PJ Millennium II Limited, VNET Group, Inc. and the founder parties listed therein.

Exhibit 99.2 - Deed, dated May 13, 2026, by and among VNET Group, Inc., PJ Millennium I Limited and PJ Millennium II Limited.

Exhibit 99.3 - Investor Rights Agreement, dated May 13, 2026, by and among VNET Group, Inc., PJ Millennium I Limited and PJ Millennium II Limited.

Exhibit 99.4 - Voting and Consortium Agreement, dated May 13, 2026, by and among the founder parties listed therein, PJ Millennium I Limited and PJ Millennium II Limited.

Exhibit 99.5 - Joint Filing Agreement of the Reporting Persons, dated August 28, 2026.

Exhibit 99.6 - Directors and Executive Officers of the Reporting Persons.

* Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

## Signatures
- PJ Millennium Limited Partnership: /s/ XIA Tianqing, XIA Tianqing/Authorized Signatory (08/28/2026)
- PJ Millennium I Limited: /s/ XIA Tianqing, XIA Tianqing/Director (08/28/2026)
- PJ Millennium II Limited: /s/ XIA Tianqing, XIA Tianqing/Director (08/28/2026)
- Lochpine BG I GP Limited: /s/ XIA Tianqing, XIA Tianqing/Director (08/28/2026)
- Lochpine Capital Limited: /s/ WANG, Hongbo, WANG, Hongbo/Director (08/28/2026)